

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Peng Dai
Chief Executive Officer
iHuman Inc.
K2, North America International Business Park
No. 108 Beiyuan Road
Chaoyang District, Beijing 100012
People's Republic of China

> **Re: iHuman Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 26, 2020**
> **CIK No. 0001814423**

Dear Mr. Dai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed June 26, 2020

Prospectus Summary, page 1

1. We note your disclosure that you are No. 1 in terms of paying users among online childhood edutainment providers in China and No. 1 in terms of MAUs among online childhood edutainment providers in China. In an appropriate place in your summary, please provide context for these performance metrics by discuss how you use these metrics to mange your business as you described in your MD&A discussion.

2.   We note that according to your risk factor on page 31, "We will be a 'controlled company'... "   Please disclose in your summary that you are a controlled company and whether you intend to rely on any exemptions as a controlled company.

Industry Overview, page 2

3.   We note your use of projections for the China's childhood edutainment products market for 2024, such as the 2024 total revenue of China's complementary childhood education market, the 2024 content-based complementary childhood education market, the 2024 penetration rate of China's content-based complementary childhood education, and the 2024 total revenue of China's childhood edutainment products market. If these figures are based on projections provided in the Frost & Sullivan report please cite this report. If these figures are based on other source(s) please cite the other source(s). If the figures are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Conventions that Apply to this Prospectus, page 6

4.   Elaborate upon your definition of "Perfect World Group" to explain how it is affiliated with you. Please do the same with "Hongen Education," as you state elsewhere that it is also affiliated with you.

Risk Factors
If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data,..., page 20

5.   Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board's role in overseeing the company's cybersecurity risk management.

We may encounter potential conflict of interests in competition with our affiliates..., page 25

6.   Please enhance this risk factor to specify the positions that Messrs. Chi serve in your affiliates, and make similar revisions under "Management," as applicable. Also, revise to specifically state that, at least with respect to Mr. Michael Yufeng Chi, he will likely face conflicts of interest as the Chairman of the Board of you and your affiliate.

Management's Discussion and Analysis
Key Factors Affecting Our Results of Operations, page 75

7.   Disclose the number of your active users, with a view to understanding the conversion potential into paying users.

8. Where you discuss the ability to manage your costs and expenses effectively, please elaborate upon this discussion in light of the fact that your research and development expenses as well as your general and administrative expenses have increased in recent years at rates in excess of your increases in revenue and acknowledge your stated intent to continue to incur such expenses. Provide readers with additional insight into how you intend to balance your intent to continue to incur those costs against any intent you may have to reduce your overall losses.

Key Components of Results of Operations, page 77

9. You refer to your offline and online revenues throughout your prospectus. Clarify whether your offline and online revenues are the equivalent of your "Learning materials and devices" and "Learning services" revenue categories, respectively. If not, define your offline and online revenues.

Critical Accounting Policies, Judgments and Estimates
Fair value of our ordinary shares, page 89

10. Please disclose that your estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Business, page 103

11. In an appropriate place in your discussion, please disclose that a single app, iHuman Chinese, represents 80% of total learning service revenues. In doing so, discuss your intent to diversify your revenues by drawing paying users to other apps or increase paying users of your iHuman app or both, as applicable, and the challenges in doing so.

Regulation, page 125

12. Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you.

Management, page 142

13. Your signature page suggests that you intend to appoint a new individual as your principal financial officer. If true, please update this section to provide the required information about this individual, when available. If you do not intend to appoint a new individual, please enhance your risk factor and MD&A disclosure that discusses your material weakness relating to your lack of sufficient accounting and financial reporting personnel to specifically acknowledge that you have not retained a chief financial officer, if true.

Note 1. Organization, Consolidation and Principal Activities
Restructuring
Onshore Restructuring, page F-9

14.   Please tell us your consideration of including an English translation of the act-in-concert agreement as an exhibit. We also note from your disclosure that the difference between the cash consideration and the net book value of the acquired net assets has been accounted for as a distribution; however, please tell us why is was necessary to record the distribution in both of the years ended December 31, 2019 and 2018.

Offshore Restructuring, page F-10

15.   We note your disclosure that you retroactively presented the ordinary shares related to the historical equity transactions of Tianjin Hongen of 215,053,763; however, it appears only 160,000,000 shares were presented on a retroactive basis in the statements of changes in shareholders deficit. Please advice or revise.

Revenue recognition, page F-17

16.   Please tell us your consideration of disclosing how you allocate the transaction price when you have multiple performance obligations in a contract. Refer to ASC 606-10-50-20c.

Note 2. Summary of Significant Accounting Policies
Recent accounting pronouncements, page F-22

17.   Please revise the effective date of ASU 2016-02. It appears this ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. For all other entities, the amendments in the Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Note 11. Contingently Redeemable Ordinary Shares , page F-30

18.   Please tell us how the RMB 40,000 related to the December 6, 2019 issuance of shares is reflected in the financial statements as of December 31, 2019.

19.   Please disclose the specific date through which the shares are subject to redemption.

Note 12. Share-Based Payments, page F-32

20.   Based on your disclosure of the fair value of the awards granted of RMB 6.67 per share, it does not appear you recognized all of the share-based compensation expense for the number of fully vested shares issued noted in the first paragraph on page F-34. Please advise or revise.

Note 14. Unaudited Pro Forma Net Loss Per Share, page F-35

21.   Please tell us your consideration of including the share-based compensation expense related to the options that will become exercisable upon closing your IPO in your pro forma net loss per share calculation.

Note 19. Condensed Financial Information of the Parent, page F-39

22.   Please tell us why you excluded net cash provided by operating activities for the years presented.

You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services